UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 4 )*

                  Public Storage Properties XIX, Inc.
                           (Name of Issuer)

                         Common Stock Series A
                    (Title of Class of Securities)

                             74462D 10 7
                            (CUSIP Number)

       David Goldberg, 701 Western Avenue, Suite 200, Glendale,
             California 91201-2397, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           April 9, 1997
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box [   ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

   CUSIP No. 74462D 10 7

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC, BK

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       646,796

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       646,145

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             646,796

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             21.39%

   14   Type of Reporting Person*
             CO

             The Statement on Schedule 13D dated November 16, 1995, as amended and restated by Amendment No. 1 dated November 30, 1995 and Amendment No. 2 dated March 26, 1996 and amended by Amendment No. 3 dated July 12, 1996 (the "Schedule 13D") filed by Public Storage, Inc. (the "Reporting Person"), relating to the Common Stock Series A, par value $.01 per share (the "Common Stock Series A" or the "Series A Shares"), of Public Storage Properties XIX, Inc., a California corporation (the "Issuer"), is amended by this Amendment No. 4 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

   Item 3.   Source and Amount of Funds or Other Consideration

             The 353,425 Series A Shares acquired by the Reporting Person (as of April 9, 1997) other than in the merger of Public Storage Management, Inc. into the Reporting Person were purchased for an aggregate cost (including fees and commissions) of approximately $4,745,289, with funds obtained from the Reporting Person's working capital or borrowed under the Reporting Person's Credit Agreement by and among the Reporting Person, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of May 22, 1995 (incorporated by reference from the Reporting Person's quarterly report on Form 10-Q for the quarterly period ended June 30, 1995), all of which borrowings have since been repaid.

   Item 4.   Purpose of Transaction

             The Reporting Person and the Issuer have entered into an Agreement and Plan of Reorganization dated as of April 9, 1997 (the "Merger Agreement") providing for the merger of the Issuer with and into the Reporting Person, which is subject to certain conditions (as described below). Upon the merger, each Series A Share (other than Series A Shares held by the Reporting Person or by holders of Series A Shares of the Issuer ("Series A Shareholders") who have properly exercised dissenters' rights under California law ("Dissenting Shares")) would be converted into the right to receive cash, the Reporting Person's common stock or a combination of the two, as follows: (i) with respect to a certain number of Series A Shares (not to exceed 20% of the Series A Shares, less any Dissenting Shares), upon a shareholder's election, $16.72 in cash, subject to reduction as described below or
   (ii) that number (subject to rounding) of shares of the Reporting Person's common stock determined by dividing $16.72, subject to reduction as described below, by the average of the per share closing prices on the New York Stock Exchange of the Reporting Person's common stock during the 20 consecutive trading days ending on the fifth trading day prior to the special meeting of the shareholders of the Issuer. The consideration paid by the Reporting Person to the Series A Shareholders in the merger will be reduced by the amount of cash distributions required to be paid to the Series A Shareholders by the Issuer prior to completion of the merger (estimated at $.35 per share) in order to satisfy the Issuer's REIT distribution requirements ("Required REIT Distributions"). The consideration received by the Series A Shareholders in the merger, however, along with any Required REIT Distributions, will not be less than $16.72 per Series A Share, which amount represents the interest of the Series A Shareholders in the market value of the Issuer's real estate assets at March 17, 1997 (based on an independent appraisal) and the interest of the Series A Shareholders in the estimated net asset value of its other assets at June 30, 1997. Additional distributions would be made to the Series A Shareholders to cause the Issuer's estimated net asset value allocable to the Series A Shareholders as of the date of the merger to be substantially equivalent to $16.72 per share. Upon the merger, each share of the Issuer's Common Stock Series B and Common Stock Series C would be converted (or deemed to be converted) into the right to receive $1.41 in the Reporting Person's common stock (valued as in the case of the Series A Shares) plus (i) any additional distributions equal to the amount by which the Issuer's estimated net asset value allocable to the holders of the Issuer's Common Stock Series B and Common Stock Series C as of the date of the merger exceeds $1.41 per share and (ii) any Required REIT Distributions payable to the holders of the Issuer's Common Stock Series B (estimated at $.35 per share). There are 1,085,690 shares of the Issuer's Common Stock Series B and Common Stock Series C. The Series A Shares and the shares of the Issuer's Common Stock Series B and Common Stock Series C held by the Reporting Person will be cancelled in the merger. The merger is subject to (among other things) approval by the Issuer's shareholders and the Reporting Person's Board of Directors and receipt of a satisfactory fairness opinion by the Issuer. The Reporting Person believes that the conditions to the merger will be satisfied, although there can be no assurance.

             For further information regarding the merger, see the Merger Agreement which is referenced under Item 7 as Exhibit 5 hereto and is incorporated herein by this reference.

   Item 5.   Interest in Securities of the Issuer

             As of April 9, 1997, the Reporting Person beneficially owned 646,796 Series A Shares, representing approximately 21.39% of the 3,023,371 Series A Shares outstanding. The Reporting Person has the sole power to vote all of these shares, has the sole power to dispose of 646,145 of those shares, and has no power to dispose of 651 of these shares.

   Item 7.   Material to be Filed as Exhibits

             (Exhibits 1 through 4 are listed in the Schedule 13D)

             Exhibit 5 - Agreement and Plan of Reorganization dated as of April 9, 1997 by and among the Reporting Person, the Issuer, Public Storage Properties XVI, Inc., Public Storage Properties XVII, Inc. and Public Storage Properties XVIII, Inc. (incorporated by reference from
   Exhibit 5 to Amendment No. 9 to Schedule 13D filed by the Reporting Person relating to the beneficial ownership of securities issued by Public Storage Properties XVI, Inc.)

                                  SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  April 17, 1997              PUBLIC STORAGE, INC.


                                       By:  /s/ SARAH HASS
                                           -------------------------
                                           Sarah Hass
                                           Vice President